Exhibit 12

VECTREN UTILITY HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratio)

	Twelve months	Twelve months	Twelve months	Nine months	Nine months
	Ended	Ended	Ended	Ended	Ended
	September 30,	December 31,	December 31,	September 30,	September 30,
	2006	2005	2004	2006	2005

Earnings: (1)
Net income (2)	$87,309	$95,128	$83,146	$57,037	$64,856
Income taxes	45,864	57,500	53,035	31,070	42,706
Equity in losses (income) of equity investee, net of distributions	-	-	(128)	-	-
Fixed Charges (See below) (3)	77,265	71,007	68,363	57,812	51,411
Less: Preferred stock dividend	-	4	13	-	4
Total adjusted earnings	$210,438	$223,631	$204,403	$145,919	$158,969
Fixed charges: (3)
Total interest expense	$76,518	$69,942	$67,408	$57,331	$50,755
Interest component of rents	747	1,061	942	481	652
Preferred stock dividend	-	4	13	-	4
Total fixed charges	$77,265	$71,007	$68,363	$57,812	$51,411

Ratio of earnings to fixed charges	2.7	3.1	3.0	2.5	3.1

1.
For the purposes of computing these ratios, earnings consist of pretax net income before income (losses) from equity investees, fixed charges, and less preferred stock dividends of a consolidated subsidiary.

   2.  Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle

3.
Fixed charges consist of total interest, amortization of debt discount, premium and expense, the estimated portion of interest implicit in rentals, and preferred stock dividends of a consolidated subsidiary.